FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Resolutions Approved at the

General Annual Ordinary Shareholders’ Meeting held on April 24th, 2019

MEXICO CITY, April 24th, 2019 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that shareholders approved the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 24th, 2019:

General Annual Ordinary

Meeting Summary of Resolutions

1.	Approval of the report submitted by the Chief Executive Officer to the Board of Directors, accompanied by the independent auditor’s report, with respect to the operations and results of the Company during the fiscal year ended December 31st, 2018, as well as the Board of Directors’ opinion regarding the content of said report.

2.	Approval of the report submitted by the Board of Directors which contains the principal accounting and reporting policies and criteria followed in the preparation of the Company’s financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons, Relevant Shareholders or contracts exceeding US$2,000,000.00.

3.	Due note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to Article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31, 2018, the Board of Directors did not intervene in any such activities or operations to be reported.

4.	Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31st, 2018.

5.	Approval of the report submitted by the Audit Committee of the Company with respect to its activities during the fiscal year ended December 31st, 2018.

6.	Approval of the activities of the Board of Directors during the year ended December 31st, 2018.

7.	Approval of the report on fulfillment of the tax obligations of the Company for the fiscal year ended December 31st, 2017. Due note was taken that the report for the year ended December 31st, 2018 has not yet been issued and will be presented for approval at the first General Shareholders’ Meeting to be held after the report is issued.

8.	Approval to set aside 5% of the accumulated net profits for the year ended December 31st, 2018 to increase the legal reserve of the Company, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

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9.	Approval of (i) an ordinary cash dividend from accumulated retained earnings in the amount of Ps. 7.46 (seven pesos and forty-six cents, Mexican legal tender) per share, as well as an extraordinary cash dividend from accumulated retained earnings in the amount of Ps. 2.54 (two pesos and fifty-four cents, Mexican legal tender) per share, to be paid out on or after June 6th, 2019 in a single installment to each of the outstanding, common, Series “B” and “BB” shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date and (ii) the taxes that the Company incurs with respect to the dividend payment.

Payment of the dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of June 6th, 2019. Payment of the dividend shall be made against delivery of coupon “12” (twelve) of the outstanding stock certificates in accordance with the terms notified to shareholders.

The dividend payment notice shall be published no later than April 25th, 2019 in a newspaper in general circulation.

10.	Approval to set aside all remaining accumulated net profits for the year ended December 31st, 2018 for the repurchase of shares by the Company during the fiscal year 2019, pursuant to Article 56 of the Securities Market Law.

11.	Approval of the activities of the Board of Directors, Chief Executive Officer, Secretary and Assistant Secretary during the year ended December 31st, 2018, and release from any liability they might have incurred in the execution of their duties.

12.	Ratification of Mr. Fernando Chico Pardo as Chairman of the Board of Directors.

13.	Ratification of all other members and alternate members of the Board of Directors; as well as the ratification of non-member Secretary and Assistant Secretary of the Board of Directors.

14.	Ratification of Mr. Ricardo Guajardo Touché as Chairman of the Audit Committee.

15.	Ratification of Mr. Fernando Chico Pardo, Mr. José Antonio Pérez Anton and Mr. Roberto Servitje Sendra as members of the Nominations and Compensation Committee.

16.	Approval of the proposal made by the Nomination and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:

-	Each member of the Board of Directors will receive Ps. 66,000.00 (sixty-six thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Audit Committee will receive Ps. 93,500.00 (ninety-three thousand five hundred pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Operations Committee will receive, Ps. 66,000.00 (sixty-six thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Nominations and Compensations Committee will receive Ps. 66,000.00 (sixty-six thousand pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.
-	Each member of the Acquisitions and Contracts Committee will receive Ps. 22,000.00 (twenty-two thousand pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

Special delegates of the Ordinary Annual General Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

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About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports on the American continent. The company operates nine airports in the southeast of Mexico, including Cancún Airport located in the biggest tourist destination in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR also holds a 60% stake in the capital stock of Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico. The airport in San Juan is the main point of entry to the island for international flights and continental flights from the U.S.; it was the first and is currently the only airport in the United States to have achieved a successful public-private partnership under a pilot program implemented by the FAA. Based in Mexico, ASUR is traded on the Mexican Bolsa (BMV) under ticker symbol ASUR, and on the NYSE under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 24, 2019